UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      Crown Central Petroleum Corporation
  __________________________________________________________________________
                               (Name of Issuer)

                             Class B Common Stock
  __________________________________________________________________________
                        (Title of Class of Securities)

                                    228219
                  __________________________________________
                                (CUSIP Number)

                             Alan G. Choate, Esq.
                     Vice President--Law, General Counsel
                  American Trading and Production Corporation
   The Blaustein Building, One North Charles St., Baltimore, Maryland  21201
                                (410)-347-7007
  __________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 8, 1998
           _________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

                              PAGE 1 of 28 PAGES

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






































                              PAGE 2 of 28 PAGES

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 3 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        American Trading and Production Corporation
        52-0225924

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY


  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  State of Maryland

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                             0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                      591,629
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                            0
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                 591,629

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 591,629

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   11.30

  14    TYPE OF REPORTING PERSON
                                                      CO

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 4 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ATAPCO, Inc.
        51-039540

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  State of Delaware

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                             0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                      591,629
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                            0
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                 591,629

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 591,629

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   11.30

  14    TYPE OF REPORTING PERSON
                                                      CO

                                 SCHEDULE 13D
CUSIP No.    228219                                        Page 5 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Barbara B. Hirschhorn

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                         2,257
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                       10,410
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                        2,257
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                  10,410

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  12,667

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    0.24

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 6 of 28 Pages

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Elizabeth B. Roswell

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
                                         N/A

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

   NUMBER OF     7   SOLE VOTING POWER
    SHARES                                         2,256
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                       10,410
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING                                       2,256
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                  10,410

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  12,666

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     .24

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 7 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        IDENTIFICATION NOS. OF ABOVE PERSONS

        Ruth R. Marder

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                           908
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                          908
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     908

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .017

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 8 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        IDENTIFICATION NOS. OF ABOVE PERSONS

        Henry A. Rosenberg, Jr.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                       229,596
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                       10,410
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                      229,596
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                  10,410

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 240,006

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    4.58

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                           Page 9 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Judith R. Hoffberger

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                           419
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                          419
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     419

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .008

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 10 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Louis B. Thalheimer

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                             0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                           68
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                            0
    PERSON
     WITH        10  SHARED DISPOSITIVE POWER
                                                      68

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      68

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .001

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 11 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Marjorie T. Coleman

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                             0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                           68
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                            0
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                      68

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      68

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .001

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 12 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Elizabeth T. Wachs

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                             0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                           68
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                            0
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                      68

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      68

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .001

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 13 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Edward L. Rosenberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                        51,609
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                       51,609
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  51,609

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     .99

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 14 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Frank B. Rosenberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                        41,497
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                       41,497
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  41,497

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     .79

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 15 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Jeffrey A. Hoffberger

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                           175
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                          175
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     175

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .003

  14    TYPE OF REPORTING PERSON
                                                      IN

                                 SCHEDULE 13D
CUSIP No. 228219                                          Page 16 of 28 Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Russell J. Hoffberger

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                     (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                                         N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America

  NUMBER OF      7   SOLE VOTING POWER
    SHARES                                           175
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY                                            0
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING                                          175
    PERSON
     WITH       10   SHARED DISPOSITIVE POWER
                                                       0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     175

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    .003

  14    TYPE OF REPORTING PERSON
                                                      IN

     American Trading and Production Corporation ("American Trading"), ATAPCO, Inc.("ATAPCO"), and the other undersigned persons who, together with American Trading and ATAPCO, make up the ATAPCO Group (the "Group") hereby file this second amendment to the Schedule 13D filed February 14, 1992 ("the
"Schedule 13D"), as amended on July 1, 1998 (the "First Amended Schedule 13D"), with respect to the Class B Common Stock, $5.00 par value per share (the "Crown Class B Common Stock"), of Crown Central Petroleum Corporation, a Maryland corporation ("Crown Central"), which has its principal executive offices at One North Charles Street, Baltimore, Maryland, 21201.

     Items 2, 4, 5, 6 and 7 of the First Amended Schedule 13D are amended as set forth below.

Item 2.  Identity and Background

     (a)-(c) This amendment is filed on behalf of the Group, which consists of the persons listed in the Schedule 13D and the First Amended Schedule 13D. The current Group members are as denoted on the following list. If no address is given, the person's business address is c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.

     A. American Trading has its principal offices at One North Charles Street, Baltimore, Maryland 21201. American Trading and its subsidiaries are engaged in oil and gas exploration, production and marketing; real estate ownership, management and development; and office products and commercial sound and communications products manufacturing and distribution.

     The names of the executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of American Trading, their business or residence addresses, their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer's or director's business address is American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.

Louis B. Thalheimer                   Chairman of the Board, Chief Executive
                                      Officer and Director of American
                                      Trading and Chairman of the Board,
                                      Chief Executive Officer and Director
                                      of ATAPCO

Hans Fristedt                         President, Chief Operating Officer and
                                      Director of American Trading and
                                      President of ATAPCO


                              PAGE 17 of 28 PAGES

Sanford V. Schmidt                    Senior Vice President and Chief
                                      Administrative Officer of American
                                      Trading

Alan G. Choate                        Vice President - Law, Assistant
                                      Secretary and General Counsel of
                                      American Trading and Secretary and
                                      Director of ATAPCO

Daniel B. Hirschhorn                  Vice President and Controller and
                                      Director of American Trading and Vice
                                      President and Director of ATAPCO

G. Henry Koether                      Vice President and Treasurer of
                                      American Trading and Treasurer and
                                      Director of ATAPCO

Gary Yeldezian                        Vice President, Senior Corporate
                                      Counsel, Assistant Secretary of
                                      American Trading

Barry L. Miller                       Vice President - Taxation of American
                                      Trading

Kenneth L. Cation                     President, Security and Communications
                                      Group of American Trading

Albert E. Fontenot, Jr.               President, Office Products Group North
                                      America of American Trading

Alan E. Kerry                         President of American Trading Real
                                      Estate Properties, Inc. and American
                                      Trading Real Estate Company, Inc.

Tommie E. Yates                       Vice President and General Manager,
7676 Hillmont, Suite 350              Oil and Gas Division of American
Houston, TX  77040                    Trading

Susan B. Berlow                       Director of American Trading; Self-
9 East Melrose Street                 Employed Journalist and Composer
Chevy Chase, MD  20815

John S. Graham,  III                  Director of American Trading; Partner,
Akin, Gump, Strauss, Hauer            Akin, Gump, Strauss, Hauer
   & Feld, L.L.P.                        & Feld, L.L.P.
133 New Hampshire Ave., N.W.          133 New Hampshire Ave., N.W.
Suite 400                             Suite 400
Washington, D.C. 20003                Washington, D.C. 20003


                              PAGE 18 of 28 PAGES

David B. Hirschhorn                   Director of American Trading; retired

William E. Mayer                      Director of American Trading; Partner,
500 Park Avenue, Suite 510            Development Capital, LLC, New York NY
New York, NY  10022

Malcolm S. McDonald                   Director of American Trading; retired
First Union National Bank
7 North 8th Street
Richmond, VA  23219

Edward L. Rosenberg                   Director of American Trading;
Crown Central Petroleum Corporation,  Executive Vice President - Supply and
   Blaustein Building                 Transportation of Crown Central
One North Charles Street              Petroleum Corporation
Baltimore, MD  21203

Henry A. Rosenberg, Jr.               Director of American Trading and
Crown Central Petroleum Corporation,  Director of ATAPCO; Chairman of the
  Blaustein Building                  Board, President, Chief Executive
One North Charles Street              Officer, Chief Operating Officer and
Baltimore, MD  21203                  Director of Crown Central Petroleum
                                      Corporation

Robert A. Roswell                     Director of American Trading; Co-Owner
9009 Reisterstown Road                of Systems Source, Baltimore Maryland
Baltimore, Maryland  21200

Joshua Wachs                          Director of American Trading; Regional
DNC Political Department              Desk Director, Political Department,
499 South Capital Street, S.E.        Democratic National Committee
Suite 104
Washington, D.C.  20003


     B. ATAPCO has its principal offices at 220 Continental Drive, Suite 103, Newark, Delaware 19713 and is a wholly-owned subsidiary of American Trading. ATAPCO is a holding company which holds the publicly traded securities owned by American Trading. The executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of ATAPCO, their business or residence addresses, their present principal occupation or employment and their name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer or director's business address is c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.


                              PAGE 19 of 28 PAGES

       Louis B. Thalheimer                     Chairman of the Board, Chief
                                               Executive Officer and
                                               Director of ATAPCO and
                                               Chairman of the Board, Chief
                                               Executive Officer and
                                               Director of American Trading

       Hans Fristedt                           President of ATAPCO and
                                               President, Chief Operating
                                               Officer and Director of
                                               American Trading

       Daniel B. Hirschhorn                    Vice President and Director
                                               of ATAPCO and Vice President
                                               and Controller and Director
                                               of American Trading

       Alan G. Choate                          Secretary and Director of
                                               ATAPCO and Vice President -
                                               Law, Assistant Secretary and
                                               General Counsel of American
                                               Trading

       G. Henry Koether                        Treasurer and Director of
                                               ATAPCO and Vice President and
                                               Treasurer of American Trading

       Henry A. Rosenberg, Jr.                 Director of ATAPCO and
       Crown Central Petroleum Corporation,    Director of American Trading;
         Blaustein Building                    Chairman of the Board,
       One North Charles Street                President, Chief Executive
       Baltimore, MD  21203                    Officer, Chief Operating
                                               Officer and Director of Crown
                                               Central Petroleum Corporation

C.     Barbara B. Hirschhorn                   Not applicable

D.     Elizabeth B. Roswell                    Not applicable

E.     Ruth R. Marder                          Not applicable

F.     Henry A. Rosenberg, Jr.                 Chairman of the Board,
       Crown Central Petroleum Corporation,    President, Chief Executive
         Blaustein Building                    Officer, Chief Operating
       One North Charles Street                Officer and Director of Crown
       Baltimore, MD  21203                    Central Petroleum Corporation

G.     Judith R. Hoffberger                    Not applicable


                              PAGE 20 of 28 PAGES

H.     Louis B. Thalheimer                     Chairman of the Board, Chief
                                               Executive Officer and
                                               Director of American Trading

I.     Majorie T. Coleman                      Not applicable

J.     Elizabeth T. Wachs                      Not applicable

K.     Edward L. Rosenberg                     Executive Vice President-
       Crown Central Petroleum Corporation,    Supply and Transportation of
          Blaustein Building                   Crown Central Petroleum
       One North Charles Street                Corporation
       Baltimore, MD  21203

L.     Frank B. Rosenberg                      Senior Vice-President
       Crown Central Petroleum Corporation,    Marketing of Crown Central
          Blaustein Building                   Petroleum Corporation
       One North Charles Street
       Baltimore, MD  21203

M.     Jeffrey A. Hoffberger                   Self-Employed Sound Engineer

N.     Russell J. Hoffberger                   Laundry Service Route
                                               Supervisor, North Kingstown,
                                               Rhode Island



     (d)-(e) During the last five years, none of the American Trading or ATAPCO executive officers, directors or Group members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

     (f) American Trading is a Maryland corporation and ATAPCO is a Delaware corporation. Except for Hans Fristedt, who is a citizen of Sweden, all of the ATAPCO executive officers, directors and Group members are citizens of the United States of America.

Item 4.  Purpose of Transaction

     On December 8, 1998, American Trading, ATAPCO, American Trading Real Estate Company, Inc. ("ATRECO") and Gateway Gathering and Marketing Company ("Gateway") entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), pursuant to which, among other things,

                              PAGE 21 of 28 PAGES
the assets and liabilities of American Trading will be divided among ATAPCO, ATRECO, Gateway and two limited liability companies to be owned by ATAPCO, ATRECO and Gateway, and ATAPCO, ATRECO and Gateway will become independent entities owned by separate groups of stockholders.

     As a result of these transactions (the "Reorganization") (i) stockholders of American Trading designated as members of the ATAPCO Stockholder Group in the Reorganization Agreement will become the sole stockholders of ATAPCO, (ii) stockholders of American Trading designated as members of the ATRECO Stock-holder Group in the Reorganization Agreement will become the sole stockholders of ATRECO and (iii) stockholders of American Trading designated as members of the Gateway Stockholder Group in the Reorganization Agreement will become the sole stockholders of Gateway. Therefore, current stockholders of American Trading will become stockholders of only one of ATAPCO, ATRECO; or Gateway after the Reorganization.

     The American Trading stockholders designated in the Reorganization Agreement to become stockholders of Gateway as a result of the Reorganization are all trusts for the benefit of Henry A. Rosenberg, Jr. and members of his immediate family, trusts for the benefit of Ruth R. Marder and members of her immediate family and trusts for the benefit of Judith A. Hoffberger and members of her immediate family. The Trustees of the majority of these trusts are Henry A. Rosenberg, Jr., Ruth R. Marder and Judith R.
Hoffberger. A few of these trusts have as trustees Henry A. Rosenberg, Jr., Barbara B. Hirschhorn and First Union National Bank ("First Union"), a national banking association. Certain beneficiaries of these trusts -- Henry A. Rosenberg, Jr., Ruth R. Marder, Edward L. Rosenberg, Jr., Frank B. Rosenberg, Judith A. Hoffberger, Jeffrey Hoffberger and Russell Hoffberger -- are members of the Group on whose behalf this Amendment No. 2 to the Schedule 13D is being filed.

     In connection with the Reorganization, Gateway will receive, among other things, American Trading's controlling interest in Crown Central. The controlling interest Gateway will receive in Crown Central consists of approximately 591,629 shares of (or approximately 11.3% of the issued and outstanding) Crown Class B Common Stock as well as approximately 2,366,526 shares of (or approximately 49.1% of issued and outstanding) Class A Common Stock, $5.00 par value per share, of Crown Central("Crown Class A Common Stock"). The holders of Crown Class B Common Stock are entitled to one-tenth vote per share and have the right to elect two directors. The holders of Crown Class A Common Stock are entitled to one vote per share and have the right to elect all directors other than those to be elected by the other classes of stock.

    The Reorganization Agreement provides that as soon as practicable after Crown Central releases its earnings for the three- and six-month periods ending on June 30, 1999 (the "Earnings Release"), an updated valuation of the shares of Crown Class B Common Stock and Crown Class A Common Stock will be calculated based on the average per share closing prices of the shares of Crown Class B Common Stock and Crown Class A Common Stock as reported on the American Stock Exchange over a 10 day period beginning on and including the first trading date following the issuance by Crown Central of its Earnings Release. In the event that this updated valuation of the shares of Crown Class B Common Stock and Crown Class A Common Stock is greater than the valuation calculated immediately prior to the effective time of the Reorganization (the "Effective Time"), each of ATAPCO, ATRECO and Gateway will be entitled to a percentage of that increase

                              PAGE 22 of 28 PAGES

(as set forth in the Reorganization Agreement) and Gateway will pay to each of ATAPCO or ATRECO cash in amount necessary to achieve that end. In the event that this updated valuation of the shares of the shares of Crown Class B
Common Stock and Crown Class A Common Stock is less than the valuation of the Crown Central shares prepared immediately prior to the Effective Time, each of ATAPCO, ATRECO and Gateway will bear a percentage of that decrease (as set forth in the Reorganization Agreement)and ATAPCO and ATRECO will pay to Gateway cash in amounts necessary to achieve that end.

     The consummation of the transactions contemplated in the Reorganization Agreement will be subject to the satisfaction or waiver of several conditions, including the following: (i) each American Trading stockholder shall have submitted a written consent approving the Reorganization, (ii) American
Trading shall have received from the Internal Revenue Service (the "IRS") a supplemental ruling (the "Supplemental IRS Ruling") confirming the rulings received from the IRS on November 12, 1998 (the "IRS Ruling"), (iii) no statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of any transaction that is part of the Reorganization shall be in effect, (iv) all resignations contemplated in the Reorganization Agreement shall have been received, (v) each of the ancillary agreements to the Reorganization
Agreement shall have been executed by all necessary parties, (vi) each of the schedules to the Reorganization Agreement shall have been agreed to by the necessary parties, (vii) every transaction or other action required to be taken on or prior to a stated time shall have been taken or completed by such time, and every transaction or other action required to be taken or completed after a stated time shall not have been taken or completed prior to such time, (viii) the parties shall have received from special tax counsel to American Trading satisfactory opinions as to certain federal income tax consequences of the Reorganization and certain related matters, (ix) the fairness opinion delivered to the Board of Directors of American Trading in connection with the Reorganization by the financial advisor to American Trading shall not have been withdrawn prior to the Effective Time, and (x) certain parties shall have executed a certificate certifying that all conditions have been satisfied or waived.

Item 5.  Interest in Securities of the Issuer

     (a) In the aggregate, the Group beneficially owns 930,999 shares of Crown Class B Common Stock, which is 17.77% of the outstanding Crown Class B Common Stock.

     (b)  See Cover Pages, Items 7, 8, 9 and 10.


                              PAGE 23 of 28 PAGES

     Under the will of Alvin Thalheimer, First Union, a national banking association, is a trustee with Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman of a trust (the "AT Trust") for the benefit of Mr. Thalheimer. Under the AT Trust, the trustees share voting and investment power over 68 shares of Crown Class B Common Stock held for the benefit of Mr. Thalheimer. First Union, the principal business of which is general banking and financial services, is located at 7 St. Paul Street, 2nd Floor, Baltimore, Maryland 21202.

     During the last five years, First Union has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (c) Except (i) as described herein, (ii) the acquisition of 108 shares by Henry A. Rosenberg, Jr. and the acquisition of 38 shares by Frank B. Rosenberg through the Crown Central Petroleum Corporation Employees Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan on November 6, 1998 at $ 10.3977 per share, and (iii) the acquisition of 120 shares by Henry A. Rosenberg, Jr. and the acquisition of 42 shares by Frank B. Rosenberg through the Crown Central Petroleum Corporation Employees Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan on December 4, 1998 at $9.3675 per share, there were no Crown Class B Common Stock transactions effected during the past 60 days by the persons named in response to paragraph (a).

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     All of the outstanding stock of American Trading is owned by the descendants of Louis Blaustein, and by trusts for the benefit of descendants of Louis Blaustein whose trustees are (with certain exceptions) descendants of Louis Blaustein or their spouses, many of whom also own shares of Crown Class B Common Stock. With American Trading and ATAPCO, those persons constitute the Group.

     Barbara B. Hirschhorn, Elizabeth B. Roswell and Nancy P. Blaustein are trustees under three trust agreements of Hilda K. Blaustein, each dated June 28, 1973 (the "HKB Trusts"), for the benefit of Mary Jane Blaustein, Barbara

                              PAGE 24 of 28 PAGES

B. Hirschhorn and Elizabeth B. Roswell, respectively. Under the HKB Trusts, the trustees share voting and investment power over a total of 10,410 shares of Crown Class B Common Stock held for the benefit of Mrs. Blaustein and Mrs. Hirschhorn and Mrs. Roswell.

     Louis Blaustein's grandson, Henry A. Rosenberg, Jr., who is the Chairman, President and Chief Executive Officer and Chief Operating Officer of Crown, and a director of American Trading and a director of ATAPCO, individually owns 78,890 shares of Crown Class B Common Stock and owns options which, if exercised, would entitle him to acquire a further 150,706 shares of Crown Class B Common Stock. Henry A. Rosenberg Jr.'s sons, Edward
L. Rosenberg (the Executive Vice President - Supply and Transportation of Crown and a director of American Trading) and Frank B. Rosenberg (Senior Vice President - Marketing of Crown) individually own 17,590 shares and 11,704 shares of Crown Class B Common Stock, respectively, and individually own options which, if exercised, would entitle each of them to acquire a further 34,019 and 29,793 shares of Crown Class B Common Stock, respectively.

     Louis Blaustein's granddaughters, Ruth R. Marder and Judith R. Hoffberger individually own 908 and 419 shares, respectively, of Crown Class B Common Stock. Mrs. Hoffberger's sons, Jeffrey A. Hoffberger and Russell J. Hoffberger, each own 175 shares of Crown Class B Common Stock.

     In addition to serving as trustees of the HKB Trusts, Mr. Blaustein's sisters, Barbara B. Hirschhorn and Elizabeth B. Roswell, individually own 2,257 and 2,256 shares, respectively, of Crown Class B Common Stock. Mrs. Hirschhorn's husband, David Hirschhorn, is a director of American Trading. Her son, Daniel Hirschhorn, is Vice President and Controller and a director of American Trading, and is a Vice President and a director of ATAPCO. Mrs. Roswell's son, Robert Roswell, is also a director of American Trading.

     Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman are the children of Louis Blaustein's grandson, Herbert Thalheimer. Mr. Thalheimer is the Chairman of the Board and Chief Executive Officer of American Trading and is Chairman of the Board and Chief Executive Officer of ATAPCO. With First Union, Mr. Thalheimer, Mrs. Wachs and Mrs. Coleman are trustees of the AT Trust, was established for his benefit. See Item 5(b).

Item 7.  Material To Be Filed As Exhibits

     Exhibit 1 Agreement and Plan of Reorganization, dated as of December 8, 1998, among American Trading, ATAPCO, ATRECO and Gateway.

     Exhibit 2 Agreement relating to the filing of joint acquisition statements as required by Rule 13d-(f).

     Exhibit 3 Powers of Attorney (previously filed; see Exhibit List).

                              PAGE 25 of 28 PAGES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                AMERICAN TRADING AND PRODUCTION CORPORATION



December 18, 1998               By:  /s/ Louis B. Thalheimer
                                Name: Louis B. Thalheimer
                                Title: Chairman and Chief Executive Officer



December 18, 1998               ATAPCO, Inc.

                                By:  /s/ Hans Fristedt
                                Name:  Hans Fristedt
                                Title:  President



December 18, 1998               Barbara B. Hirschhorn*
                                Barbara B. Hirschhorn



December 18, 1998               Elizabeth B. Roswell*
                                Elizabeth B. Roswell



December 18, 1998               Ruth R. Marder*
                                Ruth R. Marder



December 18, 1998               Henry A. Rosenberg, Jr.*
                                Henry A. Rosenberg, Jr.



December 18, 1998               Judith R. Hoffberger*
                                Judith R. Hoffberger



December 18, 1998               /s/ Louis B. Thalheimer
                                Louis B.  Thalheimer



                              PAGE 26 of 28 PAGES

December 18, 1998               Marjorie T. Coleman*
                                Marjorie T. Coleman



December 18, 1998               Elizabeth T. Wachs*
                                Elizabeth T. Wachs



December 18, 1998               Edward L. Rosenberg*
                                Edward L. Rosenberg



December 18, 1998               Frank B. Rosenberg*
                                Frank B. Rosenberg



December 18, 1998               Jeffrey A. Hoffberger*
                                Jeffrey A. Hoffberger



December 18, 1998               Russell J. Hoffberger*
                                Russell J. Hoffberger



                                /s/ Louis B. Thalheimer
                                *Louis B. Thalheimer
                                Attorney-in-fact
















                              PAGE 27 of 28 PAGES

                                   EXHIBITS

Exhibit
Number       Description
-------      -----------

1            Agreement and Plan of Reorganization,
             dated December 8, 1998 among American
             Trading, ATAPCO, ATRECO and Gateway

2 Agreement relating to the filing of joint acquisition statements as required by
             Rule 13a-l(f)

3            Powers of Attorney filed as Exhibit 2 to
             Schedule 13D filed with the Securities
             and Exchange Commission on February 14,
             1992 with respect to Crown Class B Common
             Stock are incorporated herein by
             reference.



























                              PAGE 28 of 28 PAGES